UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities and Exchange Act of 1934

(Amendment No. 4)

EMERGING VISION, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01

(Title of Class of Securities)

859727109

(CUSIP Number)

Dr. Robert Cohen

100 Quentin Roosevelt Blvd., Suite 400

Garden City, New York 11530

(516) 390-2200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 5, 2003

(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Dr. Robert Cohen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 3,023,859* 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 3,023,859* 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,023,859*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%*
14.	TYPE OF REPORTING PERSON IN

* This number includes the right to acquire 750,000 shares of the Issuer’s common stock upon the exercise of presently exercisable, outstanding options. In determining the percentage of class represented by the amount in row (11), 750,000 shares were added to the total outstanding shares of the Issuer’s common stock.

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Dr. Alan Cohen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 3,428,504* 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 3,428,504* 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,428,504*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%*
14.	TYPE OF REPORTING PERSON IN

* This number includes (i) the right to acquire 750,000 shares of common stock upon the exercise of presently exercisable, outstanding options. In determining the percentage of class represented by the amount in row (11), 750,000 shares were added to the total outstanding shares of the Issuer’s common stock.

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Dr. Alan Cohen, a/c/f Erica Cohen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 13,350 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 13,350 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,350
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Dr. Alan Cohen, a/c/f Nicole Cohen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 13,350 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 13,350 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,350
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Michael Goodman, as trustee under the Jaclyn Cohen Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,279,811 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 2,279,811 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,279,811
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Eric Fried, as trustee under the Gabrielle Cohen Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,279,811 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 2,279,811 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,279,811
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Alan Faver, as trustee under the Nicole Cohen Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,207,089 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 2,207,089 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,207,089
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Mark Goodman, as trustee under the Erica Cohen Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,207,089 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 2,207,089 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,207,089
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Jeffrey Cohen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 3,242,543 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 3,242,543 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,242,543
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Allyson Cohen Shapiro
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,783,409 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 2,783,409 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,783,409
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Stefanie Cohen Rubin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,740,614 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 2,740,614 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,740,614
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Jeffrey Rubin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 69,000 8. SHARED VOTING POWER 265,511* 9. SOLE DISPOSITIVE POWER 69,000 10. SHARED DISPOSITIVE POWER 265,511*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 334,511
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14.	TYPE OF REPORTING PERSON IN

* Consists of 265,511 shares of the Issuer’s common stock held by JR Group, LLC, an entity controlled by Jeffrey Rubin.

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). JR Group, LLC 11-3463335
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 265,511* 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 265,511*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 265,511*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14.	TYPE OF REPORTING PERSON OO

* Consists of 265,511 shares of the Issuer’s common stock held directly by JR Group, LLC, an entity controlled by Jeffrey Rubin.

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Lenore Katz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 79,990 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 79,990 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,990
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14.	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

The name of the Issuer is Emerging Vision, Inc., a New York corporation, which has its principal executive offices at 100 Quentin Roosevelt Boulevard Garden City, New York 11530. This statement relates to the Issuer’s common stock, $0.01 par value per share.

Item 2. Identity and Background.

(a)-(f). DR. ROBERT COHEN. This Schedule 13D is being filed by Dr. Robert Cohen, a citizen of the United States of America. Dr. Cohen’s principal business address is 100 Quentin Roosevelt Blvd., Suite 400, Garden City, New York 11530. Dr. Cohen’s principal occupation is an entrepreneur, business owner and operator. During the last five years, Dr. Robert Cohen has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(a)-(f). DR. ALAN COHEN. This Schedule 13D is being filed by Dr. Alan Cohen, a citizen of the United States of America. Dr. Cohen’s principal business address is 100 Quentin Roosevelt Blvd., Suite 400, Garden City, New York 11530. Dr. Cohen’s principal occupation is an entrepreneur, business owner and operator. During the last five years, Dr. Cohen has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(a)-(f). DR. ALAN COHEN, A/C/F ERICA COHEN. This Schedule 13D is being filed by Dr. Alan Cohen, A/C/F Erica Cohen. Dr. Alan Cohen is deemed to be the beneficial owner of the shares held by him as custodian for his child, Erica Cohen, who owns 13,350 shares of common stock. Dr. Alan Cohen and Erica Cohen are citizens of the United States of America. Dr. Alan Cohen’s principal business address is 100 Quentin Roosevelt Blvd., Suite 400, Garden City, New York 11530. Dr. Alan Cohen’s principal occupation is an entrepreneur, business owner and operator. During the last five years, neither Dr. Alan Cohen nor Erica Cohen has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(a)-(f). DR. ALAN COHEN, A/C/F NICOLE COHEN. This Schedule 13D is being filed by Dr. Alan Cohen, A/C/F Nicole Cohen. Dr. Alan Cohen is deemed to be the beneficial owner of the shares held by him as custodian for his child, Nicole Cohen, who owns 13,350 shares of common stock. Dr. Alan Cohen and Nicole Cohen are citizens of the United States of America. Dr. Alan Cohen’s principal business address is 100 Quentin Roosevelt Blvd., Suite 400, Garden City, New York 11530. Dr. Alan Cohen’s principal occupation is an entrepreneur, business owner and operator. During the last five years, neither Dr. Alan Cohen nor Nicole Cohen has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(a)-(f). MICHAEL GOODMAN, AS TRUSTEE. This Schedule 13D is being filed by Michael Goodman, as trustee under the Jaclyn Cohen Trust. Michael Goodman is deemed to be the beneficial owner of the shares held by him as trustee under the Jaclyn Cohen Trust, which owns 2,279,811 shares of common stock. Michael Goodman and Jaclyn Cohen are citizens of the United States of America. Michael Goodman’s principal business address is 100 Quentin Roosevelt Blvd., Suite 516, Garden City, New York 11530. Michael Goodman’s principal occupation is certified public accountant. During the last five years, neither Michael Goodman nor Jaclyn Cohen has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(a)-(f). ERIC FRIED, AS TRUSTEE. This Schedule 13D is being filed by Eric Fried, as trustee under the Gabrielle Cohen Trust. Eric Fried is deemed to be the beneficial owner of the shares held by him as trustee under the Gabrielle Cohen Trust, which owns 2,279,811 shares of common stock. Eric Fried and Gabrielle Cohen are citizens of the United States of America. Eric Fried’s principal business address is 100 Quentin Roosevelt Blvd., Suite 516, Garden City, New York 11530. Eric Fried’s principal occupation is certified public accountant. During the last five years, neither Eric Fried nor Gabrielle Cohen has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(a)-(f). ALAN FAVER, AS TRUSTEE. This Schedule 13D is being filed by Alan Faver, as trustee under the Nicole Cohen Trust. Alan Faver is deemed to be the beneficial owner of the shares held by him as trustee under the Nicole Cohen Trust, which owns 2,207,089 shares of common stock. Alan Faver and Nicole Cohen are citizens of the United States of America. Alan Faver’s principal business address is 100 Quentin Roosevelt Blvd., Suite 516, Garden City, New York 11530. Alan Faver’s principal occupation is certified public accountant. During the last five years, neither Alan Faver nor Nicole Cohen has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(a)-(f). MARK GOODMAN, AS TRUSTEE. This Schedule 13D is being filed by Mark Goodman, as trustee under the Erica Cohen Trust. Mark Goodman is deemed to be the beneficial owner of the shares held by him as trustee under the Erica Cohen Trust, which owns 2,207,089 shares of common stock. Mark Goodman and Erica Cohen are citizens of the United States of America. Mark Goodman’s principal business address is 100 Quentin Roosevelt Blvd., Suite 516, Garden City, New York 11530. Mark Goodman’s principal occupation is certified public accountant. During the last five years, neither Mark Goodman nor Erica Cohen has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(a)-(f). JEFFREY COHEN. This Schedule 13D is being filed by Jeffrey Cohen, a citizen of the United States of America. Jeffrey Cohen’s principal business address is 100 Quentin Roosevelt Blvd., Suite 400, Garden City, New York 11530. Jeffrey Cohen’s principal occupation is an entrepreneur, business owner and operator. During the last five years, Jeffrey Cohen has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(a)-(f). ALLYSON COHEN SHAPIRO. This Schedule 13D is being filed by Allyson Cohen Shapiro, a citizen of the United States of America. Allyson Cohen Shapiro’s principal business address is 100 Quentin Roosevelt Blvd., Suite 400, Garden City, New York 11530. Her principal occupation is homemaker. During the last five years, Allyson Cohen Shapiro has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(a)-(f). STEFANIE COHEN RUBIN. This Schedule 13D is being filed by Stefanie Cohen Rubin, a citizen of the United States of America. Stefanie Cohen Rubin’s principal business address is 100 Quentin Roosevelt Blvd., Suite 400, Garden City, New York 11530. Her principal occupation is homemaker. During the last five years, Stefanie Cohen Rubin has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(a)-(f). JEFFREY RUBIN. This Schedule 13D is being filed by Jeffrey Rubin, a citizen of the United States of America. Jeffrey Rubin’s principal business address is 100 Quentin Roosevelt Blvd., Suite 400, Garden City, New York 11530. His principal occupation is an entrepreneur, business owner and operator. During the last five years, Jeffrey Rubin has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(a)-(f). JR GROUP, LLC. This Schedule 13D is being filed by JR Group, LLC, a New York limited liability company controlled by Jeffrey Rubin. JR Group, LLC’s principal business address is 100 Quentin Roosevelt Blvd., Suite 400, Garden City, New York 11530. JR Group, LLC’s principal business activity is to act as a holding company for Jeffrey Rubin’s investments. During the last five years, JR Group, LLC has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(a)-(f). LENORE KATZ. This Schedule 13D is being filed by Lenore Katz, a citizen of the United States of America. Lenore Katz’s principal business address is 100 Quentin Roosevelt Blvd., Suite 400, Garden City, New York 11530. Her principal occupation is homemaker. During the last five years, Lenore Katz has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

This filing is being made solely for the purpose of disclosing that on November 5, 2003, the Offering Group (as defined in the previously filed amendment to this Schedule 13D) notified the Special Independent Committee of the Board of Directors of the Issuer of the Offering Group’s election to immediately rescind its prior offer. The Issuer filed a press release, dated November 6, 2003, regarding the Offering Group’s rescission of its offer, which was also filed as an exhibit to the Issuer’s Current Report on Form 8-K, dated November 6, 2003. Accordingly, as of November 5, 2003, the Offering Group ceased to be a Section 13(d) group required to report thereunder.

Item 5. Interest in Securities of the Issuer.

1.	Dr. Robert Cohen

(a)	Amount of Securities Beneficially Owned: 3,023,859

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct vote: 3,023,859

(ii)	Shared power to vote or direct vote: 0

(iii)	Sole power to dispose, or direct disposition, of shares: 3,023,859

(iv)	Shared power to dispose, or direct disposition, of shares: 0

(c)	Transactions in securities of the Issuer within last 60 days: None

(d)	Third party right to receive dividends or proceeds from sale of securities: None

(e)	Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable

2.	Dr. Alan Cohen

(a)	Amount of Securities Beneficially Owned: 3,428,504

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct vote: 3,428,504

(ii)	Shared power to vote or direct vote: 0

(iii)	Sole power to dispose, or direct disposition, of shares: 3,428,504

(iv)	Shared power to dispose, or direct disposition, of shares: 0

(c)	Transactions in securities of the Issuer within last 60 days: None

(d)	Third party right to receive dividends or proceeds from sale of securities: None

(e)	Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable

3.	Dr. Alan Cohen, a/c/f Erica Cohen

(a)	Amount of Securities Beneficially Owned: 13,350

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct vote: 13,350

(ii)	Shared power to vote or direct vote: 0

(iii)	Sole power to dispose, or direct disposition, of shares: 13,350

(iv)	Shared power to dispose, or direct disposition, of shares: 0

(c)	Transactions in securities of the Issuer within last 60 days: None

(d)	Third party right to receive dividends or proceeds from sale of securities: None

(e)	Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: November 5, 2003

4.	Dr. Alan Cohen, a/c/f Nicole Cohen

(a)	Amount of Securities Beneficially Owned: 13,350

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct vote: 13,350

(ii)	Shared power to vote or direct vote: 0

(iii)	Sole power to dispose, or direct disposition, of shares: 13,350

(iv)	Shared power to dispose, or direct disposition, of shares: 0

(c)	Transactions in securities of the Issuer within last 60 days: None

(d)	Third party right to receive dividends or proceeds from sale of securities: None

(e)	Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: November 5, 2003

5.	Michael Goodman, as trustee under the Jaclyn Cohen Trust

(a)	Amount of Securities Beneficially Owned: 2,279,811

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct vote: 2,279,811

(ii)	Shared power to vote or direct vote: 0

(iii)	Sole power to dispose, or direct disposition, of shares: 2,279,811

(iv)	Shared power to dispose, or direct disposition, of shares: 0

(c)	Transactions in securities of the Issuer within last 60 days: None

(d)	Third party right to receive dividends or proceeds from sale of securities: None

(e)	Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable

6.	Eric Fried, as trustee under the Gabrielle Cohen Trust

(a)	Amount of Securities Beneficially Owned: 2,279,811

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct vote: 2,279,811

(ii)	Shared power to vote or direct vote: 0

(iii)	Sole power to dispose, or direct disposition, of shares: 2,279,811

(iv)	Shared power to dispose, or direct disposition, of shares: 0

(c)	Transactions in securities of the Issuer within last 60 days: None

(d)	Third party right to receive dividends or proceeds from sale of securities: None

(e)	Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable

7.	Alan Faver, as trustee under the Nicole Cohen Trust

(a)	Amount of Securities Beneficially Owned: 2,207,089

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct vote: 2,207,089

(ii)	Shared power to vote or direct vote: 0

(iii)	Sole power to dispose, or direct disposition, of shares: 2,207,089

(iv)	Shared power to dispose, or direct disposition, of shares: 0

(c)	Transactions in securities of the Issuer within last 60 days: None

(d)	Third party right to receive dividends or proceeds from sale of securities: None

(e)	Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable

8.	Mark Goodman, as trustee under the Erica Cohen Trust

(a)	Amount of Securities Beneficially Owned: 2,207,089

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct vote: 2,207,089

(ii)	Shared power to vote or direct vote: 0

(iii)	Sole power to dispose, or direct disposition, of shares: 2,207,089

(iv)	Shared power to dispose, or direct disposition, of shares: 0

(c)	Transactions in securities of the Issuer within last 60 days: None

(d)	Third party right to receive dividends or proceeds from sale of securities: None

(e)	Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable

9.	Jeffrey Cohen

(a)	Amount of Securities Beneficially Owned: 3,242,543

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct vote: 3,242,543

(ii)	Shared power to vote or direct vote: 0

(iii)	Sole power to dispose, or direct disposition, of shares: 3,242,543

(iv)	Shared power to dispose, or direct disposition, of shares: 0

(c)	Transactions in securities of the Issuer within last 60 days: None

(d)	Third party right to receive dividends or proceeds from sale of securities: None

(e)	Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable

10.	Allyson Cohen Shapiro

(a)	Amount of Securities Beneficially Owned: 2,783,409

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct vote: 2,783,409

(ii)	Shared power to vote or direct vote: 0

(iii)	Sole power to dispose, or direct disposition, of shares: 2,783,409

(iv)	Shared power to dispose, or direct disposition, of shares: 0

(c)	Transactions in securities of the Issuer within last 60 days: None

(d)	Third party right to receive dividends or proceeds from sale of securities: None

(e)	Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable

11.	Stefanie Cohen Rubin

(a)	Amount of Securities Beneficially Owned: 2,740,614

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct vote: 2,740,614

(ii)	Shared power to vote or direct vote: 0

(iii)	Sole power to dispose, or direct disposition, of shares: 2,740,614

(iv)	Shared power to dispose, or direct disposition, of shares: 0

(c)	Transactions in securities of the Issuer within last 60 days: None

(d)	Third party right to receive dividends or proceeds from sale of securities: None

(e)	Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable

12.	Jeffrey Rubin

(a)	Amount of Securities Beneficially Owned: 334,511

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct vote: 69,000

(ii)	Shared power to vote or direct vote: 265,511

(iii)	Sole power to dispose, or direct disposition, of shares: 69,000

(iv)	Shared power to dispose, or direct disposition, of shares: 265,511

(c)	Transactions in securities of the Issuer within last 60 days: None

(d)	Third party right to receive dividends or proceeds from sale of securities: None

(e)	Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: November 5, 2003

13.	JR Group, LLC

(a)	Amount of Securities Beneficially Owned: 265,511

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct vote: 0

(ii)	Shared power to vote or direct vote: 265,511

(iii)	Sole power to dispose, or direct disposition, of shares: 0

(iv)	Shared power to dispose, or direct disposition, of shares: 265,511

(c)	Transactions in securities of the Issuer within last 60 days: None

(d)	Third party right to receive dividends or proceeds from sale of securities: None

(e)	Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: November 5, 2003

14.	Lenore Katz

(a)	Amount of Securities Beneficially Owned: 79,990

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct vote: 79,990

(ii)	Shared power to vote or direct vote: 0

(iii)	Sole power to dispose, or direct disposition, of shares: 79,990

(iv)	Shared power to dispose, or direct disposition, of shares: 0

(c)	Transactions in securities of the Issuer within last 60 days: None

(d)	Third party right to receive dividends or proceeds from sale of securities: None

(e)	Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: November 5, 2003

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

Exhibit A – Special Power of Attorney to Dr. Robert Cohen

Exhibit B – Press Release, dated November 6, 2003, with respect to the Issuer’s receipt of notice that the offer to acquire all of the outstanding capital stock of the Issuer, had been rescinded, in all respects (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K, dated November 6, 2003)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2004

/s/ Dr. Robert Cohen

DR. ROBERT COHEN

Dr. Alan Cohen

Dr. Alan Cohen a/c/f Erica Cohen

Dr. Alan Cohen a/c/f Nicole Cohen

Michael Goodman, as trustee under the Jaclyn Cohen Trust

Eric Fried, as trustee under the Gabrielle Cohen Trust

Alan Faver, as trustee under the Nicole Cohen Trust

Mark Goodman, as trustee under the Erica Cohen Trust

Jeffrey Cohen

Allyson Cohen Shapiro

Stefanie Cohen Rubin

Jeffrey Rubin

JR Group, LLC

Lenore Katz

By:	/s/ Dr. Robert Cohen, as Attorney-in-Fact
Dr. Robert Cohen Attorney-in-Fact

Exhibit A

SPECIAL POWER OF ATTORNEY

The undersigned constitute and appoint Dr. Robert Cohen his/her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him/her and in his/her name, place, and stead, in any and all capacities, to sign the Schedule 13D for filing with the Securities and Exchange Commission on behalf of each and all of the undersigned, together with any and all amendments to such Schedule 13D, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting to such attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that such attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

DATED: June 5, 2003

/s/ Dr. Alan Cohen
Dr. Alan Cohen

/s/ Dr. Alan Cohen
Dr. Alan Cohen a/c/f Erica Cohen

/s/ Dr. Alan Cohen
Dr. Alan Cohen a/c/f Nicole Cohen

/s/ Michael Goodman
Michael Goodman, trustee under the Jaclyn Cohen Trust

/s/ Eric Fried
Eric Fried, as trustee under the Gabrielle Cohen Trust

/s/ Alan Faver
Alan Faver, as trustee under the Nicole Cohen Trust

/s/ Mark Goodman
Mark Goodman, as trustee under the Erica Cohen Trust

/s/ Jeffrey Cohen
Jeffrey Cohen

/s/ Allyson Cohen Shapiro
Allyson Cohen Shapiro

/s/ Stefanie Cohen Rubin
Stefanie Cohen Rubin

/s/ Jeffrey Rubin
Jeffrey Rubin

/s/ Jeffrey Rubin
JR Group, LLC

/s/ Lenore Katz
Lenore Katz

State of New York	)
)
County of Suffolk	)

On this 5th day of June, 2003, before me, the undersigned Notary Public, personally appeared each of the signatories hereto, each of whom is known to me to be the person whose name is subscribed to the within instrument and acknowledged that he executed the same for the purposes therein contained.

IN WITNESS WHEREOF, I hereunto set my hand and official seal.

/s/ Robyn Boyajian
Notary Public

My commission expires: August 19, 2006

SEAL